UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Hiroshi Tachigami General Manager Marubeni Corporation 4-2 Ohtemachi 1-chome, Chiyoda-Ku Tokyo, 100-8088, Japan +81-3-3282-9779

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,714,449
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,714,449
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,714,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of November 8, 2022.

CUSIP No. Y2294C107	13D	Page 3 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan Offshore Wind Power LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,714,449
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,714,449
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,714,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 38,446,394 Common Shares outstanding as of November 8, 2022.

This Amendment No. 6 (this “Amendment No. 6”) is filed by Marubeni Corporation and Japan Offshore Wind Power LLC (together, the “Reporting Persons”) and relates to the Schedule 13D filed with the Securities and Exchange Commission on August 23, 2021 (as amended and supplemented on November 12, 2021 by that certain Amendment No. 1 to the Schedule 13D, as further amended and supplemented on May 16, 2022 by that certain Amendment No. 2 to the Schedule 13D, as further amended and supplemented on July 5, 2022 by that certain Amendment No. 3 to the Schedule 13D, as further amended and supplemented on October 7, 2022 by that certain Amendment No. 4 to the Schedule 13D, and as further amended and supplemented on December 1, 2022 by that certain Amendment No. 5 to the Schedule 13D, the “Initial 13D”, and as amended and supplemented through the date of this Amendment No. 6, the “Schedule 13D”) by the reporting persons named therein, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Initial 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Initial 13D.

This Amendment No. 6 is being filed solely to report a change in the Common Shares beneficially owned by the Reporting Persons, which change has resulted from sales made pursuant to the 10b5-1 Plan (as previously disclosed in the Initial 13D). The updated beneficial ownership of each Reporting Person is reported on the second part of the cover pages hereto.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2023

MARUBENI CORPORATION

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	General Manager, Offshore Wind & Domestic Renewable Energy Dept.

JAPAN OFFSHORE WIND POWER LLC

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	Director